Exhibit 99.1

ITAMAR MEDICAL REPORTS RECORD SECOND QUARTER 2019 REVENUES

- Total Second Quarter Revenues Increase 21% to $7.4 Million -

- WatchPATTM Revenues Increase 16% in the Second Quarter to $6.5 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, August 14, 2019 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, today reported unaudited financial results for the three months and six-month periods ended June 30, 2019.

“Itamar Medical is on a quest to be the solution provider for the sleep apnea health epidemic. Our record second quarter revenues demonstrate that we have the right technology and strategies in place to achieve this ambitious goal,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “Our focus on the cardiology community was a key factor in our robust second quarter WatchPAT revenue growth of 18% in the U.S. We intend to further grow our share of the $3.5 billion sleep market by continuing to meet the needs of patients, payers and providers and believe this focus will translate into value creation for our shareholders. As evidenced by the recent launches of WatchPAT 300 and WatchPAT ONE, we are delivering game changing solutions. These products increase patient access to sleep apnea diagnosis and management while driving down the cost of care and improving healthcare outcomes.”

Second Quarter 2019 Highlights and Recent Events

•	Achieved highest revenue quarter, including record WatchPAT and U.S. WatchPAT sales.

•	Announced an expanded collaboration with BioTel Heart, a division of BioTelemetry, Inc., to make Itamar Medical’s Total Sleep Solution available to select BioTel Heart cardiology customers in the U.S.

•	Received FDA clearance and launched WatchPAT ONE, the first and only fully disposable home sleep apnea test.

Second Quarter 2019 Financial Results

Revenues for the second quarter of 2019 increased 21% to $7.4 million, compared to $6.1 million in the same quarter in 2018. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Europe as well as an increase in EndoPAT™ sales.

WatchPAT revenues for the second quarter of 2019 increased 16% to $6.5 million, compared to $5.6 million in the same quarter in 2018.

U.S. WatchPAT revenues for the second quarter of 2019 increased 18% to $5.0 million, compared to $4.3 million in the same quarter in 2018. Sales from disposables and renewable products were approximately 65% of WatchPAT revenues in the U.S. in the second quarter of 2019, compared to approximately 60% in the same quarter of 2018.

Gross profit for the second quarter of 2019 increased to $5.7 million, compared to $4.6 million in the same quarter in 2018. Gross profit margin for the second quarter of 2019 increased to 77.9%, compared to 76.4% in the same quarter in 2018.

Operating loss for the second quarter of 2019 was $1.7 million, compared to $0.9 million in the same quarter in 2018. The increase in operating loss was mainly due to an increase of $1.3 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals (27 territories and verticals as of June 30, 2019, compared to 19 territories and verticals as of June 30, 2018), and an increase of $0.4 million in general and administrative expenses, mainly due to the listing of the Company’s American Depositary Shares (ADSs) on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the second quarter of 2019 was $0.9 million, compared to $0.4 million in the same quarter in 2018. Non-IFRS operating loss excludes approximately $0.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $0.5 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

Net loss for the second quarter of 2019 was $2.0 million, compared to $0.4 million in the same quarter in 2018.

Non-IFRS net loss for the second quarter of 2019 was $1.2 million, compared to $0.7 million in the same quarter in 2018. Non-IFRS net loss excludes approximately $0.7 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $0.2 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

As of June 30, 2019, the Company had cash, cash equivalents and short-term bank deposits of $18.0 million.

First Half 2019 Financial Results

Revenues for the six months ended June 30, 2019 increased 16% to $13.4 million, compared to $11.5 million for the six months ended June 30, 2018. Revenue growth for the first six months of 2019 was mainly due to the same reasons as mentioned above, slightly offset due to sales seasonality in Japan.

WatchPAT revenues for the six months ended June 30, 2019 increased 16% to $12.3 million, compared to $10.7 million for the six months ended June 30, 2018.

U.S. WatchPAT revenues for the six months ended June 30, 2019 increased 24% to $9.3 million, compared to $7.5 million for the six months ended June 30, 2018.

Gross profit for the six months ended June 30, 2019 increased to $10.4 million, compared to $8.9 million for the six months ended June 30, 2018. Gross profit margin for the for the six months ended June 30, 2019 was 77.4%, compared to 76.8% for the six months ended June 30, 2018.

Operating loss for the six months ended June 30, 2019 was $3.0 million, compared to $1.8 million for the six months ended June 30, 2018. The increase in operating loss was mainly due to an increase of $2.2 million in selling and marketing expenses associated with the expansion of the of the U.S. sales team into new geographical territories and verticals, as described above and an increase of $0.4 million in general and administrative expenses, mainly due to the listing of the Company’s ADSs on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the six months ended June 30, 2019 was $1.9 million, compared to $1.0 million for the six months ended June 30, 2018. Non-IFRS operating loss excludes approximately $1.1 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $0.8 million of similar expenses for the six months ended June 30, 2018 (see “Use of Non-IFRS Measures” below).

Net loss for the six months ended June 30, 2019 was $3.1 million, compared to $0.3 million for the six months ended June 30, 2018.

Non-IFRS net loss for the for the six months ended June 30, 2019 was $2.4 million, compared to $1.6 million for the six months ended June 30, 2018. Non-IFRS net loss excludes approximately $0.7 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $(1.3) million of similar expenses for the six months ended June 30, 2018 (see “Use of Non-IFRS Measures” below).

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 877-407-6184

International: 201-389-0877

Israel toll-free: 1-809-406-247

Passcode: 13692839

Please log in approximately 10 minutes prior to the scheduled start time. The archived webcast will be available in the Events and Presentations section of the Company’s website for at least 60 days following the call.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT®-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-cleared device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and (v) loss (gain) from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our ability to further penetrate our target markets, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Investor Relations Contact (U.S.)

Lazar Partners Ltd.

David Carey

Phone: 212-867-1762

dcarey@lazarpartners.com

*	The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30, 2019	December 31, 2018
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$9,016	$6,471
Short-term deposits	9,000	-
Trade receivables	6,527	6,549
Other receivables	1,189	1,018
Inventories	2,491	2,235
Total current assets	28,223	16,273

Non-current assets
Long-term restricted deposits and prepaid expenses	394	365
Long-term trade receivables	130	243
Property and equipment	1,369	1,213
Right-of-use assets	1,539	-
Intangible assets	360	298
Total non-current assets	3,792	2,119
Total assets	$32,015	$18,392

Liabilities
Current liabilities
Trade payables	$2,016	$1,517
Short-term employee benefits	349	222
Current maturities of lease liabilities	773	-
Short-term bank loan	5,000	5,000
Provisions	222	215
Accrued expenses	1,022	1,034
Other accounts payable	2,468	2,063
Total current liabilities	11,850	10,051

Non-current liabilities
Lease liabilities	841	-
Derivative instruments	-	442
Long-term employee benefits	161	159
Other long-term liabilities	1,075	1,052
Total non-current liabilities	2,077	1,653
Total liabilities	13,927	11,704

Equity
Ordinary share capital	874	748
Additional paid-in capital	125,351	111,486
Accumulated deficit	(108,137)	(105,546)
Total equity	18,088	6,688
Total liabilities and equity	$32,015	$18,392

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	U.S. dollars in thousands (except per share data)
Revenues	$7,353	$6,076	$13,409	$11,546
Cost of revenues	1,627	1,431	3,029	2,680
Gross profit	5,726	4,645	10,380	8,866
Selling and marketing expenses	4,546	3,269	8,268	6,078
Research and development expenses	1,130	873	2,070	1,856
General and administrative expenses	1,793	1,411	3,080	2,724
Total operating expenses	7,469	5,553	13,418	10,658
Operating loss	(1,743)	(908)	(3,038)	(1,792)
Financial income (expenses) from cash and investments	101	(28)	193	182
Financial expenses from leases, notes and loans	(298)	(183)	(596)	(761)
Gain from derivatives instruments, net	78	710	442	2,110
Financial income (expenses), net	(119)	499	39	1,531
Loss before taxes on income	(1,862)	(409)	(2,999)	(261)
Taxes on income	(96)	(15)	(123)	(51)
Net loss	$(1,958)	$(424)	$(3,122)	$(312)

Loss per share (in U.S. dollars):
Basic	$(0.01)	$(0.00)	$(0.01)	$(0.00)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	333,951	271,965	331,087	268,283
Diluted	335,149	311,841	331,087	308,160

Loss per ADS (in U.S. dollars):
Basic	$(0.18)	$(0.05)	$(0.28)	$(0.03)
Diluted	$(0.18)	$(0.23)	$(0.28)	$(0.23)

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(1,958)	$(424)	$(3,122)	$(312)
Adjustments for:
Depreciation and amortization	343	128	674	243
Share-based payment	355	269	531	509
Change in provision for doubtful and bad debt	207	66	194	68
Net financial cost	148	182	172	571
Gain from reevaluation of derivatives	(78)	(710)	(442)	(2,110)
Decrease (increase) in trade receivables	(251)	659	(59)	249
Increase in other accounts receivable	(318)	(211)	(190)	(181)
Increase in inventories	(247)	(297)	(520)	(684)
Increase (decrease) in trade payables	147	(247)	525	22
Increase in other accounts payable and accrued expenses	78	360	314	133
Increase in employee benefits	39	37	129	116
Increase in provisions	3	4	7	6
Income tax expenses	96	15	123	51
Taxes paid during the period	(17)	(101)	(44)	(105)
Net interest paid during the period	(166)	(119)	(174)	(592)
Net cash used in operating activities	(1,619)	(389)	(1,882)	(2,016)

Cash flows from investing activities
Investment in short-term bank deposits	(9,000)	-	(9,000)	-
Sale of marketable securities	-	-	-	3,109
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(116)	(65)	(262)	(92)
Net cash provided by (used in) investing activities	(9,116)	(65)	(9,262)	3,017

Cash flow from financing activities
Proceeds from issuance of shares, net of share issuance costs	-	5,209	13,968	5,209
Short-term bank credit	-	-	-	5,000
Principle element of lease payments	(215)	-	(439)	-
Repayment of convertible notes	-	-	-	(9,939)
Repayment of shareholders’ loans	-	(435)	-	(435)
Issuance of shares due to the exercise of stock options	14	-	25	25
Net cash provided by (used in) financing activities	(201)	4,774	13,554	(140)
Increase (decrease) in cash and cash equivalents	(10,936)	4,320	2,410	861
Cash and cash equivalents at beginning of period	19,887	4,264	6,471	7,643
Effect of exchange rate fluctuations on balances of cash and cash equivalents	65	(50)	135	30
Cash and cash equivalent balance at end of period	$9,016	$8,534	$9,016	$8,534
Non-cash financing activity - conversion of notes to a loan from related parties	$-	$-	$-	$1,076

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
IFRS operating loss	$(1,743)	$(908)	$(3,038)	$(1,792)
Share-based payment	349	269	519	509
Depreciation and amortization of property and equipment and intangible assets	150	128	282	243
Change in provision for doubtful and bad debt	207	66	194	68
Expenses relating to reduction of manpower	115	-	115	-
Non-IFRS operating loss	$(922)	$(445)	$(1,928)	$(972)

IFRS net loss	$(1,958)	$(424)	$(3,122)	$(312)
Share-based payment	355	269	531	509
Depreciation and amortization of property and equipment and intangible assets	150	128	282	243
Change in provision for doubtful and bad debt	207	66	194	68
Expenses relating to reduction of manpower	115	-	115	-
Gain from reevaluation of derivatives	(78)	(710)	(442)	(2,110)
Non-IFRS net loss	$(1,209)	$(671)	$(2,442)	$(1,602)